

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 14, 2008

Mr. James A. Peers
GFI Group Inc.
100 Wall Street
New York, NY 10005

> **RE: GFI Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File #0-51103**

Dear Mr. Peers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief